EXHIBIT 99.1

Almaden Announces Early Repayment of Gold Loan with Almadex

VANCOUVER, British Columbia, May 22, 2025 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; OTCQB: AAUAF) announces that it has notified Almadex Minerals Ltd. (“Almadex”) of the early repayment of the outstanding gold loan pursuant to the secured gold loan agreement, as amended (“Gold Loan”), between Almaden and Almadex (see press releases dated June 27, 2024 and May 14, 2019).

Under the terms of the Gold Loan, the “Gold Loan Value” was fixed as of May 13, 2025 and the outstanding loan balance (including accrued interest and standby fees) determined to be USD$5,194,354 (the “Loan Amount”). Almaden will repay the Loan Amount by physical delivery of gold bullion of 99.99% purity to Almadex. The delivery of gold shall be completed after Almaden receives the final payment on the sale of its Rock Creek mill (the “Mill”) to Metals Exploration PLC pursuant to the purchase agreement dated February 28, 2025 (see press release dated March 3, 2025), which is expected to be on or before August 31, 2025 (the “Settlement Date”). The amount of gold (the “Borrowed Gold”) to be delivered by Almaden will be determined based on the prevailing London Bullion Market Association AM gold price in U.S. dollars on the business day prior to the Settlement Date. In addition to the Borrowed Gold, Almaden will return the undrawn portion of the Gold Loan, consisting of 397 ounces of gold bullion.

The Loan Amount is secured by a security interest and first lien on certain equipment related to the Mill (collectively, the “Security”). Upon repayment of the Loan Amount by Almaden to Almadex, the Security shall be deemed fully released and discharged.

Upon completion of the sale of the Mill and repayment of the Loan Amount, Almaden estimates that it will have a cash position of approximately CAD$6.5 million.

On behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the repayment of the Gold Loan Value on the expected terms and timing thereof; and expected cash on hand following repayment of the Gold Loan.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among other, those factors discussed the section entitled “Risk Factors” in Almaden’s Annual Information Form and Almaden’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/